Contact

www.linkedin.com/in/maharg
(LinkedIn)
nadmaharg.com (Other)
www.buildasign.com (Other)

Top Skills

Negotiation
Management
Financial Analysis

Honors-Awards

Entrepreneur of the Year
Austin's Best CEO
Austinite of the Year
Executive Leadership Award
Outstanding Young Texas Ex

Dan Graham

Partner at Notley
Austin, Texas, United States

Summary

Notley is a catalyst for social innovation unlocking opportunities with today's impact organizations and changing communities. Our mission is to scale and support businesses, nonprofits, individuals, and programs making positive change in the world. Everything we do is motivated by social innovation and entrepreneurial activity.

"The reasonable man adapts himself to the conditions that surround him... The unreasonable man adapts surrounding conditions to himself... All progress depends on the unreasonable man." - George Bernard Shaw

Specialties: social innovation, management, company growth and expansion, startup and entrepreneurship, negotiation, search engine optimization/marketing, financial analysis, equipment financing, e-commerce development

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Experience

Notley
Partner
January 2015 - Present (9 years 1 month)

Change the rules. Change the world.

Portalis AI
Founder & COO
June 2023 - Present (8 months)
Austin, Texas, United States

The digital people people.

Springdale Ventures
General Partner
January 2019 - Present (5 years 1 month)
Austin, Texas Area

We are pursuing early stage investment opportunities in the consumer goods sector (CPG), focusing on, but not limited to companies located in the Austin, Texas and broader Texas geography. The Fund's team brings a combination of operational and investing experience and is currently looking for compelling investment opportunities.

The Geyser Group
General Partner
January 2019 - Present (5 years 1 month)

The Geyser Group is a privately held commercial real estate sponsor and investor headquartered in Austin, Texas.

Maev
Board Observer
December 2021 - Present (2 years 2 months)

Outlaw Soaps, Inc
Board Member
July 2021 - Present (2 years 7 months)

In Good Taste Wines
Board Member
January 2021 - Present (3 years 1 month)

BuildASign.com
8 years 9 months

Executive Chairman
February 2017 - September 2018 (1 year 8 months)

CEO, Owner
January 2010 - February 2017 (7 years 2 months)

Custom printing through e-commerce. Design, proof and buy in under 5 minutes -- we empower expression around the world.
- Entrepreneur's Foundation Culturati Award (2015)
- ABJ Best Places to Work (2008-2012, 2014)
- Forbes America's Most Promising Companies (2014)
- Expert Market Coolest Companies in Austin (2014)
- ABJ Fast 50 Companies (2009-2013, 2015)
- Inc. 5000 list (2010-2016)
- ABJ Healthiest Employer (2014)

- 2013 Community Relations Award (Great Austin Business Awards)
- 2012 Austin Gives GeneroCity Award (Big Hearts Category)
- 2012 Inc. Hire Power Award
- AYC FAVE Awards Finalist (Community-Minded Company Category 2011-2012)
- 2012 Greater Austin Business Awards Finalist (Innovative Practices Category)
- 1st Place Start Up Olympics Summer 2012

Experiences
Past Companies
January 2004 - January 2017 (13 years 1 month)

- Board Member (PrideBites, LLC): June 2014 - May 2015
- Board Member (Scale Factor): January 2015 - December 2016
- Board Member (Top Tier Rides LLC): Oct 2013 - July 2014
- Board Member (Wondercide LLC): Oct 2012 - May 2014
- Managing Director (BuildASign.com): 2005 - 2010
- Founder, System Architect (Seventh Coast LLC): Nov 2003 - Dec 2005
- Legal Clerkship (Garlo Ward PC): Oct 2004 - Mar 2005

Education

The University of Texas at Austin: JD - Law
JD, Law · (2003 - 2005)

The University of Texas at Austin: Computer Science
BS, Computer Science · (1999 - 2003)

The University of Texas at Austin: BA in Philosophy
BA, Philosophy · (1999 - 2003)